SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2005

PT Indosat Tbk

 (Translation of Registrant's Name into English)

Indosat Building

Jalan Medan Merdeka Barat, 21

Jakarta 10110 - Indonesia

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F        X      Form 40-F    ____

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information of the Commission to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes                 No       _X__

            (If " Yes " is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-           .)

INDOSAT INTRODUCES NEW CORPORATE IDENTITY

TO EMPHASIZE COMMITMENT TO ITS VISION

Jakarta, 2 February 2005 – To emphasize commitment to its vision to become a leading cellular focused integrated telecommunications network and service provider, PT Indosat Tbk (“Indosat”) today launches a new corporate identity.

“We are pleased with the outcomes from our business transformation and therefore look forward to the next step in realizing our vision. By introducing our new corporate identity we want to present a more advanced, yet friendly image of our Company, simplicity in our services and more approachable by customers and stakeholders,” stated Ng Eng Ho, the Deputy President Director of Indosat.

Indosat new visual identity comprises of symbol and word-mark. The new visual identity is described as a “Techno Flower”, which is made up of three ellipse shapes suggesting the interactive and global nature of the communication business today, while represent a friendlier and more approachable image.

Indosat had registered the new visual identity to the Ministry of Justice and had obtained all the necessary certification on the copy rights.

“The image and the intention represented by our new identity will be delivered by the current and future portfolio of Indosat’s offerings. By having various products and offerings that can be tailored for retail, corporate and wholesale customers, we are in a position to deliver a better customer experience for each segment of the market”, explained Eng Ho.

Indosat provides full fledge telecommunication services and offerings, namely Matrix (postpaid cellular service), Mentari (prepaid cellular service), IM3 (prepaid cellular service for the “young and trendy” market), IDD 001 (premium IDD service), IDD 008 (affordable IDD service), StarOne (Fixed Wireless Access), broadband data communications, Internet access and other multimedia and data communications services.

Landor Associates, one of the world’s leading brand strategy and design consultancies, was appointed to develop this new branding and visual identity for Indosat.

Indosat is a leading telecommunication and information provider in Indonesia that provides: cellular, fixed telecommunication and multimedia, data communication and internet (MIDI). Indosat had around 9.75 million cellular subscribers at the end of 2004. Until the third quarter of 2004, cellular business contributed 68,5% of company’s operating revenues, IDD (16,4%) and MIDI & others (14,2%). Indosat’s shares are listed in the Jakarta and Surabaya Stock Exchange (JSX:ISAT)  and its American Depository Shares are listed in the New York Stock Exchange (NYSE:IIT).

For further information, please contact:

Corporate Secretary

Telp: 62-21-3869614 &  3869615

Fax : 62-21-3804045

Email : investor@indosat.com

Website : www.indosat.com

Public Relations Division

Telp : 62-21-3869625

Fax  : 62-21-3812617

E-mail : publicrelations@indosat.com

Website : www.indosat.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                PT Indosat

Date  February 3, 2005

By  :

_______________________________

Name

:   Ng Eng Ho

Title

:

Deputy President Director